October 14, 2015

VIA EDGAR AND ELECTRONIC MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3010

Re:	Park Place Energy Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed October 14, 2015
File No. 333-205771

Ladies and Gentlemen:

Park Place Energy Inc. (the “Company”) is filing the above-referenced Amendment No. 2 to Registration Statement on Form S-4 (the “Form S-4”) that includes, among other things, all changes that were proposed in the Company’s letter dated October 5, 2015 to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). To assist the Staff in reviewing Amendment No. 2, we are sending via email to Parhaum J. Hamidi a copy of this letter and copies of Amendment No. 2, which have been marked to show changes from the Form S-4 as filed with the Commission on September 18, 2015.

The Company hereby requests acceleration of the effective date of the Form S-4 to Wednesday, October 14, 2015, at 4:00 p.m., or as soon as practicable thereafter. Please notify the undersigned at 918-605-2326 of the time of effectiveness. In connection with this acceleration request, the undersigned registrant hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

2200 Ross Ave., Suite 4500 E, Dallas, TX 75201 USA

PH: (214) 220-4340; FAX: (214) 220-4349

www.parkplaceenergy.com

•	the Company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions related to this letter, please contact me at (214) 220-4340.

Sincerely,

/s/ Francis M. Munchinski

Francis M. Munchinski, Secretary and Treasurer

Enclosures

cc: Parhaum J. Hamidi, Staff Attorney

2200 Ross Ave., Suite 4500 E, Dallas, TX 75201 USA

PH: (214) 220-4340; FAX: (214) 220-4349

www.parkplaceenergy.com